UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Capital Financial Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

140144-10-6

(CUSIP Number)

Bruce Edwin Graham

1700 West Katella Avenue

Orange, CA 92867

(714) 628-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

(Page 1 of 5 Pages, Excluding Exhibits)

CUSIP No. 140144-10-6	SCHEDULE 13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS Bruce Edwin Graham I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 140144-10-6	SCHEDULE 13D	Page 3 of 5

1	NAMES OF REPORTING PERSONS William L. Graham I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 140144-10-6	SCHEDULE 13D	Page 4 of 5

This Amendment No. 3 to Schedule 13D (“Amendment”) amends Item 4 of the Schedule 13D filed on January 6, 2012 by Bruce Edwin Graham and William L. Graham (each, a “Reporting Person” and, collectively, the “Reporting Persons”) relating to Common Stock of Capital Financial Holdings, Inc. (the “Original Schedule 13D”).

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Original Schedule 13D. Except for Item 4, each Item of the Original Schedule 13D, as amended, remains unchanged.

Item 4.	Purpose of Transaction.

On 19 JUN 13 both William L. Graham and Bruce Edwin Graham sold their entire holdings in “Capital Financial Holdings, Inc.” on the open market.

CUSIP No. 140144-10-6	SCHEDULE 13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2013	/s/ Bruce Graham
Bruce Edwin Graham, an individual

Dated: June 25, 2013	/s/ William Graham
William L. Graham, an individual